                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On October 18, 2000, ANTEC Corporation and Nortel Networks, Inc. announced that they had agreed to a transaction in which, among other things, ANTEC acquire Nortel Neworks' ownership interest in Arris Interactive
L.L.C.

         In connection with the transaction, ANTEC and a new holding company will be filing a registration statement, which will contain a proxy statement/prospectus of ANTEC, and other documents with the Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from Antec Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the transaction. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

         The following is a transcript of a press release issued on October 18, 2000:


FOR IMMEDIATE RELEASE                             CONTACT:  Jim Bauer
                                                            Investor Relations
                                                            (678) 473-2647
                                                            jim.bauer@antec.com

                      ANTEC ANNOUNCES THIRD QUARTER RESULTS
                              AND MAJOR ACQUISITION

DULUTH, Ga., Oct. 18 /PRNewswire/ -- ANTEC Corporation (Nasdaq:ANTC) today announced financial results for third quarter of 2000. In a related release, ANTEC and Nortel Networks also announced that ANTEC will acquire Nortel Networks' ownership in their joint venture, Arris Interactive. This transaction will result in a new company composed of the current ANTEC and the entire Arris joint venture.

Revenues of $274.6 million were up 15.8% as compared to revenues of $237.2 million in the same quarter in 1999. However, earnings of $.20 per diluted share for the quarter, net of a $3.4 million pre-tax market adjustment on the Company's investment in Chromatis, were down 25.9% as compared to $.27 per diluted share in the prior year due to slower than anticipated end of the quarter order input for transmission equipment and shifts in product mix. Although sales growth slowed in the quarter, backlog increased significantly up by 72.5% to $221.5 million from $128.4 million at the end of the previous quarter reflecting strong demand for ANTEC products. Bookings during the quarter increased 30.7% to $365.6 million as compared to $279.8 million in the second quarter. International sales increased to $24.6 million up 98.4% from $12.4 million in the same quarter in 1999.

"Although sales in our Optical & Broadband product area during the past quarter declined from the levels that we expected," said Bob Stanzione, ANTEC President & CEO, "we are pleased to see backlog taking a significant jump. Although bookings reflect a positive trend, we also may be seeing a shift of capital expenditures from basic network infrastructure to revenue generating investments such as cable telephony as well as the usual seasonal fourth quarter slowdown. Given these circumstances, we now anticipate earnings for the fourth quarter 2000 to be in the range of $.12 to $.16 per diluted share on revenue of approximately $250 million. Preliminary proforma estimates for the combined company in 2001 indicate that diluted cash EPS will be in the range of $1.10 to $1.20, which is neutral to slightly accretive as compared to estimated ANTEC stand alone results."

"Most important for our shareholders to note is that the merger of ANTEC with Arris Interactive so fundamentally changes the composition of ANTEC that we, in essence, will form a new company with a new name, Arris, Inc., that possesses deep research and development ("R&D") capabilities and a leading international market position in cable telephony and internet solutions, as well as wide product offerings in optical, RF and network powering for hybrid fiber-coax ("HFC") system operators worldwide," concluded Stanzione.

The company also noted that it had experienced growth in three of its four product categories during the quarter. Details of sales, gross profits and R&D in each of the four product categories are listed below (in thousands).

                         Quarter ended September 30, 2000

               Optical & Broadband   Telephony &   Outside Plant & Supplies &
                      Transmission  Internet Access  Powering      Services
    Sales                  $66,948       $86,853      $49,657       $71,095
    Gross Profit           $16,813       $12,725      $11,738       $11,041
    R & D                  $ 4,850             0      $   916             0


                         Quarter ended September 30, 1999

               Optical & Broadband   Telephony &   Outside Plant & Supplies &
                      Transmission Internet Access   Powering      Services
    Sales                  $70,629       $76,431      $34,577       $55,579
    Gross Profit           $18,934       $12,249      $ 7,617       $10,365
    R & D                  $ 3,082             0      $ 1,077             0

                           Quarter ended June 30, 2000

               Optical & Broadband   Telephony &   Outside Plant & Supplies &
                      Transmission  Internet Access   Powering      Services
    Sales                  $75,966       $85,403      $44,611       $70,135
    Gross Profit           $21,345       $12,374      $11,144       $11,463
    R & D                  $ 4,917             0      $   895             0

ANTEC has scheduled a conference call to discuss third quarter financial results and the details of the Arris transaction at 10:00am EST on Wednesday October 18, 2000. The call may be accessed by dialing 888-656-8983 for domestic participants and 613-765-8303 for international participants and asking for the ANTEC Conference Call or listening to a live webcast of the call on StreetFusion.com. A conference call and analysts meeting to provide further guidance for full year 2001 will be scheduled at the ANTEC headquarters in Duluth, Georgia within the next two weeks. Details regarding location and call-in numbers for the meeting will be announced shortly.

ANTEC and the new holding company will be filing a registration statement, which will contain a proxy statement/prospectus of ANTEC, and other documents with the Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097,
Attention: James A. Bauer.

ANTEC Corporation (www.antec.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois.

Forward looking statements:

Certain information and statements contained in this press release constitute forward looking statements with respect to the financial condition, results of operations, and business of ANTEC. Statements that are based on current expectations, estimates, forecasts, and projections about the markets in which the Company operates and management's beliefs and assumptions regarding these markets are forward looking statements. The Company cautions that any forward looking statements made are not guarantees of future performance.

Statements made in this press release, including those related to:

         -        capital spending within the industry;

         -        earnings for the fourth quarter and projections for the year
                  2001;

         -        the Company's international market position;

         -        the Company's R&D capabilities; and

         -        gross profit within the product category disclosure;

are forward looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things,

         - capital spending is subject to such factors as general economic conditions, availability and cost of capital, and other demands for capital, which are difficult to predict with any accuracy;

         - expectations for the fourth quarter and the year 2001 do not reflect actual results and are based on estimates and preliminary assumptions that management believes to be reasonable at this time, including the volume and product mix of sales;

         - international market position is dependent on global economic conditions, foreign exchange and interest rate fluctuations, as well as local content requirements and product approvals;

         - the depth of our R&D capabilities is dependent on our ability to fund new technology development and attract and retain engineering talent; and

         - the gross profit for the product category disclosure was derived from estimates using standard product margins and an allocation of manufacturing variances based on several factors, including a percentage of product category sales.

         In addition to the factors set forth elsewhere in this release, other factors that could cause results to differ from current expectations include: the impact of rapidly changing technologies;

the impact of competition on product development and pricing; the ability of ANTEC to react to changes in general industry and market conditions including regulatory developments; rights to intellectual property, market trends and the adoption of industry standards; consolidation within the telecommunications industry of both the customer and supplier base; and the impact of any latent Year 2000 issues. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company's business. Additional information regarding these and other factors can be found in ANTEC's reports filed with Securities and Exchange Commission. In providing forward looking statements, the Company is not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.


         -        ANTEC CORPORATION

         -        CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

         -        (In thousands, except share data)

                                    Three months ended             Nine months ended
                                       September 30,                 September 30,
                                   2000          1999             2000          1999
    Net sales                   $274,553      $ 237,216       $ 801,000       $ 578,806
    Cost of sales                222,236        187,191         644,575         450,586
    Gross profit                  52,317         50,025         156,425         128,220
    Operating expenses:
      Selling, general and
       administrative and
       research and
       development                34,772         28,477          99,411          80,453

Amortization of goodwill           1,230          1,236           3,688           3,709
                                  36,002         29,713         103,099          84,162

    Operating income              16,315         20,312          53,326          44,058

    Interest expense               2,821          3,340           7,960           9,383
    Other (income)
     expense, net                    170           (387)            635          (3,259)
    (Gain) on LAN/
     city transaction                  0              0         (30,000)        (60,000)
    (Gain) Loss on
     Chromatis transaction         3,414              0          (2,486)              0
    Income before
     income taxes                  9,910         17,359          77,217          97,934

    Income tax expense             3,741          6,583          31,410          40,541
    Net Income                  $  6,169      $  10,776       $  45,807       $  57,393
    Net income per
     common share:
      Basic                     $   0.16      $    0.29       $    1.21       $    1.58
      Diluted                   $   0.15      $    0.27       $    1.09       $    1.38

    Weighted average
     common shares:
      Basic                       38,100         36,603          37,886          36,370
      Diluted                     39,849         43,907          44,629          43,401

Supplemental Income Statement Information:

During the third quarter 2000, the Company's investment in Chromatis was marked to market resulting in a $3.4 million pre-tax write down. Excluding this market adjustment on the investment in Chromatis, the second quarter special items which accounted for $32.4 million of income before taxes consisting of the $30.0 million LANcity gain, the initial $5.9 million gain on the Chromatis investment and a $3.5 million adjustment to the restructuring charge, as well as the pension curtailment gain in the first quarter of 2000 and the initial gain on the LANcity transaction from the first quarter 1999, selective financial results would have been as follows:


Gross profit          $52,317      $50,025      $159,925      $128,220

Operating income      $16,315      $20,312      $ 54,718      $ 44,058

Income before
income taxes          $13,324      $17,359      $ 46,123      $ 37,934

Net income            $ 8,115      $10,776      $ 28,019      $ 23,293

Net income per
common share:
Diluted               $  0.20      $  0.27      $   0.69      $   0.60

Weighted average
common shares:
Diluted                44,641       43,907        44,629        43,401